5 April 2016

National Grid plc
National Grid UK Executive Director

Further to the announcement made by the Company on 23 March 2016, Nicola Shaw CBE will be appointed to the Board as UK Executive Director and become a member of the Executive Committee both with effect from 1 July 2016.

Contact:
Megan Barnes, Assistant Company Secretary	(+44 20 7004 3325)